**PART II**

### OFFERING MEMORANDUM DATED DECEMBER 11$^{TH}$, 2025



Elf Labs
481 South Holt Ave, Los Angeles CA 90048
www.elflabs.com

**Up to $$2,264,909.50 or up to 1,006,582 shares of Class B Common Stock, plus up to 352,303 "Bonus Shares" available to early investors for no additional consideration***

**Target Investment Amount: $10,000 (which includes 2.5% Investor Transaction Fee)**

**Minimum Investment: $974.25 ($998.61 including the Investor Transaction Fee)**

Toon Studio, Inc DBA Elf Labs, a California corporation ("Elf Labs", "the Company," "we," or "us"), is offering up to $2,264,909.50 worth of Class B Common Stock. The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). The company must reach its Target Amount of $10,000 by April 30, 2026**. Unless the company raises at least the Target Amount of $10,000 under the Regulation CF offering by April 30, 2026, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. Each investor must purchase a minimum of $998.61 worth of shares (433 shares), which includes an Investor Processing Fee.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

| | Price to Investors | | Service Fees and Commissions (1) | | Net Proceeds |
|---|---|---|---|---|---|
| **Minimum Individual Purchase Amount** | $ | 998.61 | $ | 84.88 | $ 913.72 |
| **Investor Fee** | $ | 24.36 | | | |
| **Aggregate Maximum Offering Amount** | $ | 2,264,909.50 | $ | $192,517.31 | $ 2,072,392.19 |

(1) DealMaker Securities LLC charges commissions of eight percent (8.5%) of the Offering proceeds including the Investor Transaction Fee. This excludes fees to the Issuer's advisors, such as attorneys and accountants. Also, excludes $5,000 set up fee and $2,000 per month maintenance fee payable to Intermediary and its affiliates.

Investors will be required to pay an Investor Processing Fee of 2.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. All investments will have a maximum Investor Processing Fee of $100.00, which represents the fee for an investment of $4,000.00 or more.

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

*In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.*

**TABLE OF CONTENTS**

**THE COMPANY AND ITS BUSINESS**

**Overview**

Elf Labs is a media company that owns the copyrights to the Junior Elf books, which contain some of the most notable IP in the children's entertainment space. This includes characters such as Sleeping Beauty, Snow White, Cinderella, The Little Mermaid, and Rapunzel. The company works to leverage these assets by integrating these renowned characters into fresh entertainment content across a series of different verticals, including animated series, mobile games, licensing and merchandising, interactive web content, and more. The Issuer is incorporated in Delaware and operates its business in California.

**Business Plan**

Elf Labs currently seeks to develop its own original content that utilizes its famous characters and stories to provide alternative family-friendly entertainment options to families that have been stuck with the same offerings from the same companies in the industry for years. We plan to do this by working with award-winning creatives to craft original and compelling stories that will resonate with the young audiences that have grown up in the age of the internet.

This strategy incorporates multiple forms of media that work together to form a cohesive and immersive experience for children, giving kids tools to build on their already powerful imaginations to truly live and experience the stories and characters they know and love. This includes not only original animated shows that will be offered via streaming platforms, but augmented/virtual reality ("AR/VR") products that can be accessed through a cell phone, fully realized immersive worlds that children can spend hours playing in, and interactive toys powered by AI that can build unique relationships with their owners and connect to these other digital offerings to create a seamless and connected world that children can visit at anytime from anywhere in the world.

We are also developing our own Mobile Virtual Network (MVN) network in partnership with CompaxDigital called Elf Mobile that will offer its customers a tailored mobile plan that pairs unlimited calling, texting, and data with exclusive entertainment and gaming content that leverages Elf Lab's trademarked characters and stories. These offerings include augmented/virtual reality experiences, child-friendly content, unique entertainment tailored to young adults, and additional benefits and rewards. Utilizing cutting edge security technology, Elf Mobile seeks to be the premier mobile plan for parents when they look to get kids their first phone. The issuer owns 80% of Elf Mobile, Inc.

Elf Labs' primary focus is on growing and using its library of copyrights and trademarks in order to create strong, immersive content for its audience. The issuer plans to utilize their existing copyrights to produce children's entertainment content and merchandise featuring their characters. These revenue streams include original animated series, mobile games, interactive web content, as well as licensing fees and merchandise sales. The company is currently working to establish these channels, and has confidence in their ability to quickly grow due to the popularity of the characters within their portfolio.

The issuer is currently in the process of developing new animated series based on these characters in collaboration with Snowball Studios with a goal of selling or licensing the show to existing content hosting companies, or selling the product directly to consumers on existing platforms such as YouTube. The issuer is also working to develop content through additional mediums, such as an interactive website and mobile games. Elf Labs has secured partnerships with technology providers that allow for the efficient production and marketing of its content and characters at a cost that is below what the competitors in the space incur.

Elf Labs looks to go to market with an initial push of its original series along with exclusive merchandise and web content featuring these fresh interpretations of these classic characters. This strategy will begin with the release of Robo Stars, a robot and science fiction twist on the traditional fairy tale characters, before progressing into further developments of the IP. This push is intended to disrupt the traditional entertainment industry model by appealing directly to consumers through hosting platforms such as YouTube, while still potentially licensing the content to appear on other entertainment platforms. This widespread effort will have the purpose of establishing the Elf Labs brand and characters and creating a large, invested audience that will be interested in future Elf Labs content and characters.

As the issuer scales its operations and produces more content, it intends to monetize all the different media creation channels open to it. This includes developing further animated series, web content, and games based on more characters from its IP library, as well as the licensing and merchandising of these characters to generate direct revenue through sales.

The issuer is also set to launch and operate its own Mobile Virtual Network (MVN) network in partnership with T-Mobile called Elf Mobile, Elf Mobile will offer it's customers a tailored mobile plan with that pairs unlimited calling, texting, and data with exclusive entertainment and gaming content that leverage Elf Lab's trademarked characters and stories. These offerings include augmented/virtual reality experiences, child-friendly content, unique entertainment tailored to young adults, and additional benefits and rewards. Utilizing cutting edge security technology, Elf Mobile plans to be the premier mobile plan for parents when they look to get kids their first phone. The issuer owns 80% of Elf Mobile, Inc.

*Competitors and Market*

**Competition**

Major competitors in this space are other family-focused animated entertainment producers. These include major studios such as Nickelodeon and Cartoon Network. Elf Labs' advantage in this area is its valuable IP library that contains some of the most recognized and marketable characters in animation. In addition, we have sought a competitive advantage by leveraging our classic character IP with innovative technology to create engaging and interactive entertainment experiences across multiple platforms, setting itself apart from traditional media companies and potentially attracting a dedicated fan base. These competitors are also found operating in the other verticals in which the company is pursuing business, such as family-friendly immersive web content, sales of children's merchandise, and child-appropriate mobile games. Elf Mobile will also be competing with other MVN operators in the country, such as Mint Mobile, Cricket, and Boost Mobile.

**Employees**

The company consists of three full-time employees.

**Regulation**

Elf Labs owns the trademarks to our characters and IP and doesn't foresee any changes to U.S. law affecting that.

**Property**

Elf Labs owns no physical property.

**Intellectual Property**

Elf Labs owns a substantial catalog of copyrights on characters from both the Junior Elf books as well as additional iterations of those characters developed by the company itself. The total copyrights in the company's portfolio stands at 435.

**USA Copyrights**

| IP NAME | REG# |
|---|---|
| 1001 Arabian Nights | VA 2-030-144 |
| 2008 Toon Characters | Vau 983-518 |
| Abe the Auto | VA 2-046-646 |
| Aladdin | VA 2-039-506 |
| Alice In Wonderland style guide | Vau 001027714 |
| American Rebel Toons Catalogue | VA 1-398-871 |

| | |
|---|---|
| Blackbeard | VA 2-030-342 |
| Blackbeard the Pirate | VA 2-030-318 |
| Blue Bolt | VA 1-888-958 |
| Bounce the Jeep | VA 1-888-956 |
| Buddy the Little Taxi | VA 1-888-954 |
| Captain Hook the Pirate | VA 2-029-865 |
| Captain Hook | VA 2-030-350 |
| Cars Deck | VA 2-005-396 |
| Cars | VA 2-029-855 |
| Cinderella | Vau 972-884 |
| Dinoworld Deck | VA# PENDING |
| Dinosaurs of the Jurassic Period | Vau 1-358359 |
| Dracula | VA 2-046-601 |
| Fairy Tale Academy | TX 7-412-761 |
| Fairy Tale Academy School of Performing Arts | VA 1-780-657 |
| Fairy Tale Academy School of Performing Arts | VA 1-780-290 |
| Fairytale Princess Green | Vau 1-023-021 |
| Fairytale Princess logo | VA PENDING |
| Fairy Tale Rising Book One:Once Upoon a Zombie | VA 1-799-505 |

| | |
|---|---|
| Famous Pirates of the World | VA 2-030-343 |
| Final 2016 Princess Style Guide | VA 2-030-081 |
| Frankenstein | VA 2-046-605 |
| FTH Where Dreams Begin | VA 1-866-658 |
| FTH Where Dreams Begin logo | VA 1-860-985 |
| FTH Where Magic Happens | VA 1-872-002 |
| Goldilocks | VA 2-046-656 |
| Green Fairy Tales;Green Toons;Green Tales;Fairytale Green | Vau 1-017-084 |
| Green Princess | Vau 1-023-021 |
| Ice Princess Collection Snowqueen Hans Christian Andersen The Toon Studio | Vau 1-206-633 |
| Itty Bitty Princess logo | VA 2-140-343 |
| Itty Bitty The Little Mermaid | VA 2-169-698 |
| Itty Bitty Cinderella | VA 2-169-696 |
| Itty Bitty Snow White | VA 2-180-110 |
| Itty Bitty Sleeping Beauty | VA 2-188-261 |
| Itty Bitty Rapunzel | VA Pending |
| Itty Bitty Tinker Bell | VA Pending |
| Itty Bitty Belle | VA 2-169-695 |
| J.M. Barries Peter Pan-A Junior Elf Book | Txu 2-275-839 |
| Junior Elf Book-The Little Mermaid | Txu 2-275-687 |
| Junior Elf Anime Characters Deck | |
| Junior Elf Fairytale Princess | VA 1-761-304 |
| Lazy Automobile | VA 2-046-653 |
| Little Fire Engine | VA 2-046-648 |
| Little Mermaid | VA 2-046-668 |
| Little Red Riding Hood | VA 2-046-643 |
| Long John Silver the Pirate | VA 2-030-357 |
| Long John Silver | VA 2-030-356 |
| Mad Hatter | VA 2-046-630 |
| New Wizard of Oz | VA 2-046-602 |
| Orange Flame | VA 1-888-947 |
| Original Cars Junior Elf Auto Club | Vau 1-026-786 |

| | |
|---|---|
| Original Monsters Toon Studio | VA 2-057-178 |
| Peter Pan | VA 2-030-139 |
| Peter Rabbit | VA 2-005-402 |
| Pinkerbell | VA 1-419-891 |
| PINOCCHIO STYLE GUIDE | Vau 1-257-839 |
| Pixie Chicks | VAu001021468 |
| Pocahontas Toon Studio | VA 2-046-625 |
| Pocahontas Toon Studio | VA 2-046-661 |
| Pop Art Deck 2016 | VA 2-046-687 |

| | |
|---|---|
| Pop Art Hero Deck 2016 | VA 2-046-686 |
| Preschool Princess | VA 2-046-632 |
| Props the Runaway Plane | VA 1-888-953 |
| Puss & Boots | VA 2-046-681 |
| Rapunzel | VA 1-874-875 |
| Rebel Toons | Vau 1-001-136 |
| Rebel Toons | Vau 972-125 |
| Rebel Toons 2016 | VA 2-057-094 |
| Rebel Toons Catalogue Archive #2 | Vau 748-350 |
| Rebel Toons Catalogue Archive #4 | Vau 753-929 |
| Rebel Toons Catalogue Archive #5 | Vau 953-868 |
| Rebel Toons Catalogue Archive#3 | Vau 749-005 |
| Rebel Toons Catalogue of Characters | Vau 1-001-136 |
| Rebel Toons Style Guide 2008 | VA 1-669-595 |
| Red Rocketor | VA-1-888-944 |
| Robo Tinker Bell | VA 2-355-378 |
| Robo Cinderella | VA 2-355-358 |
| Robo Rapunzel | VA 2-355-359 |
| Robo Sleeping Beauty | Serial # 98522681 |
| Robo Snow Queen | VA 2-355-360 |
| Robo Pinocchio | VA 2-355-361 |
| Robo Snow White | VA 2-355-362 |
| Robo Little Mermaid | VA 2-355-366 |
| Robo Belle | VA 2-355-365 |
| Robo Peter Pan | VA 2-355-379 |
| Rudyard Kipling's the Jungle book A Junior Elf Classic Book | Vau 1-257-841 |
| Sleeping Beauty | Vau 969-061 |
| Snow Queen Deck | VA 2-005-399 |
| Snow White | Vau 969-072 |
| Teen Alice | VA 1-872-003 |
| Teen Belle | VA 1-872-007 |
| Teen Cinderella | VA 1-872-009 |
| Teen Little Mermaid | VA 1-872-001 |
| Teen Peter Pan | VA 2-046-638 |
| Teen Pinocchio | Vau 1-205-705 |
| Teen Prince Charming | Vau 1-205-710 |
| Teen Rapunzel | VA 1-872-013 |
| Teen Sleeping Beauty | VA 1-872-010 |
| Teen Snow White | VA 1-872-012 |
| Teen Snow White | VA 1-874-877 |
| Teen Tinker Bell | VA 1-872-048 |
| Teen Wicked Witch | VA 1-872-005 |

| | |
|---|---|
| Teenage Princess | VA 2-046-669 |
| Teeny Toon Studio Royal Princesses | VA 2-046-628 |
| Tenika The Princess and the Pea | VA 2-046-666 |
| The Adventures of Pan in Neverland | VA 2-029-869 |
| The Pixie Chicks;Sugar Plum Fairy, Tinkerbell, Tooth Fairy | Vau 1-026-798 |
| Toddler Princess | Vau 1-310-174 |
| The Jungle King Cub | Vau 1-347-522 |
| The Jungle King | Vau 1-347-520 |
| The Toon Studio Fairytale Princess | VA 2-046-670 |
| The Toon Studio Fairytale Princess logo | VA 2-139-327 |
| The Toon Studio Beauty & the Beast deck | VA 2-097-856 |
| The Toon Studio of Beverly Hills | Vau 1-001-137 |
| The Toon Studio Original Fairies | Vau 1-026-775 |
| The Toon Studio Rapunzel -A Junior Elf Book | |
| Toon Studio's Goldilocks | VA 2-046-656 |
| The Tooth Fairy | VA 1-657-657 |
| Tinker Bell in Pink | Vau 976-652 |
| Toon Idol | Vau 752-871 |
| Toon Studio Research and Development | Vau 1-446-200 |
| Toon Studio of Beverly Hills 2008 Style Guide | VA 1-623-216 |
| Toon Studio of Beverly Hills Catalogue Arch#1 | Vau 953-876 |
| Toon Studio of Beverly Hills Tinker Bell | Vau 972-883 |
| Toon Studio's Famous Pirates of the World | VA 2-030-343 |
| Toon Studio of Original Fairies Sugar Plum Fairy | VA 1-657-656 |
| Toon Studio-Junior Elf Arch#1 | Vau 959-640 |
| Volksy | VA 1-888-957 |
| Volksy#2 | VA 1-888-960 |
| Werewolf | VA 2-046-608 |
| Wonderful Wizard of OZ | Vau 1-257-840 |
| Dia de Muertos Sleeping Beauty Day of the Dead | Vau 1-383-608 |
| Dia de Meurtos Snow White Day of the Dead | Vau 1-383-608 |
| Dia de Muertos Cinderella Day of the Dead | Vau 1-383-608 |
| Toon Studio Fairy Tale Princess Original | 03-2014-061912315200-01 |
| The Toon Studio Princess Original | 03-2013-090512504000-01 |
| Original Cars Junior Elf Auto Club | 03-2013-090512483200-01 |
| Curvy Princess | Vau 1-430-888 |
| Curvy Snow White | VAu 1-437-869 |
| Curvy Cinderella | VAu 1-437-873 |
| Curvy Sleeping Beauty | VAu 1-437-871 |
| Crypto Princess | VA Pending |
| Crypto Sleeping Beauty | VAu 1-437-929 |
| Crypto Snow White | VA Pending |

| | |
|---|---|
| Crypto Cinderella | VA Pending |
| Cyber Cinderella | VA 2-289-664 |
| Cyber Sleeping Beauty | VA 2-289-657 |
| Cyber Snow White | VA 2-289-666 |
| Pixel Princess | Vau 1-437-692 |
| Black Tooth Fairy | VAu 1-437-841 |
| Black Sugar Plum | VAu 1-437-827 |
| Black Tinker Bell | VAu 1-437-796 |
| Black Sleeping Beauty | VAu 1-437-792 |
| Black Cinderella | VAu 1-437-790 |

| | |
|---|---|
| Black Snow White | VAu 1-437-789 |
| Vampire Sleeping Beauty | Vau 1-444-089 |
| Vampire Cinderella | Vau 1-444-091 |
| Vampire Snow White | Vau 1-443-992 |
| Christmas Sleeping Beauty | Vau 1-444-935 |
| Christmas Cinderella | Vau 1-443-988 |
| Christmas Snow white | Vau 1-443-989 |
| Robot Little Mermaid | VAu 1-437-712 |
| Robot Peter Pan | VAu 1-437-703 |
| Robot Sleeping Beauty | VAu 1-437-699 |
| Robot Cinderella | VAu 1-437-697 |
| Robot Snow White | VAu 1-437-694 |
| Pixel Cinderella | Vau 1-437-692 |
| Pixel Sleeping Beauty | Vau 1-439-267 |
| Pixel Snow White | Vau 1-439-274 |
| Once Upon a Zombie | VA 1-817-012 |
| Once Upon a Zombie Catalogue | VA 1-801-847 |
| Once Upon a Zombie tm | VA 1-841-545 |
| Once Upon a Zombie Princess tm | VA 1-907-518 |
| Big Bad Zombie Wolf | Vau 1-214-399 |
| ONCE UPON A ZOMBIE BOOK ONE: THE COLOR OF FEAR | |
| ONCE UPON A ZOMBIE BOOK TWO: THE LORD OF THE CURTAIN | |
| Z Machines Zombie Cars | VA 1-860-984 |
| Zombie Alice | VA 1-908-208 |
| Zombie Aladdin | VA 1-874-883 |
| Zombie Belle | VA 1-908-212 |
| Zombie Cars Character Art | VA 2-005-401 |
| Zombie Cinderella | VA 1-908-206 |
| Zombie Hansel & Gretel | VA 1-874-651 |
| Zombie Little Mermaid | VA 1-907-527 |
| Zombie Little Red Riding Hood | VA 1-874-874 |
| Zombie Peter Pan | VA 1-907-526 |

| | |
|---|---|
| Zombie Pocahontas | VA 1-907-525 |
| Zombie Rapunzel | VA 1-907-520 |
| Zombie sleeping Beauty | VA 1-908-211 |
| Zombie Snow White | VA 1-907-523 |
| Snow White Zombie | Vau 1-105-730 |
| Zombie Tinker Bell | VA 1-907-529 |
| Zombie Tinker Bell | VA 1-874-880 |

**Literary Copyrights**

| Title | Copyright Date | Registration Number | Renewal Registration Number | Renewal Date | Copyright Expiration Year |
|---|---|---|---|---|---|
| Cinderella | 10/15/1956 | A00000259099 | RE0000221527 | Renewed in 1984 | 2051 |
| Alice In Wonderland | 1/15/1951 | A0000053224 | RE0000029510 | Renewed in 1979 | 2046 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Sleeping Beauty | | 7/21/1959 | | A00000405163 | | RE0000361385 | | Renewed in 1987 | | 2054 |
| Snow White and the Seven Dwarfs | | 12/28/1959 | | A00000428308 | | RE0000360553 | | Renewed in 1987 | | 2054 |
| Snow White and Rose-Red | | 2/15/1968 | | A972963 | | A972963 | | Autorenewed by U.S. Copyright Office | | 2062 |
| Mary Had a Little Lamb | | 6/10/1955 | | A00000190582 | | RE0000178418 | | Renewed in 1983 | | 2050 |
| Hiawatha | | 8/29/1950 | | A0000048103 | | RE0000001941 | | Renewed in 1978 | | 2045 |
| The Freight Train | | 7/5/1956 | | A00000245823 | | RE0000221512 | | Renewed in 1984 | | 2051 |
| Little Red Riding Hood | | 1/15/1951 | | A00000053227 | | RE0000029513 | | Renewed in 1979 | | 2046 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Noah’s Ark | | 5/23/1952 | | A00000067564 | | RE0000074068 | | Renewed in 1980 | | 2047 |
| Pochahontas | | 5/10/1957 | | A00000285524 | | RE0000261330 | | Renewed in 1985 | | 2052 |
| Puss In Boots | | 6/10/1955 | | A00000197931 | | RE0000178423 | | Renewed in 1983 | | 2050 |
| Rumpelstiltskin | | 10/14/1959 | | A00000413714 | | RE0000360550 | | Renewed in 1987 | | 2054 |
| The Three Bears Visit Goldilocks | | 1/23/1951 | | A00000053229 | | RE0000029515 | | Renewed in 1979 | | 2046 |
| The Ugly Duckling | | 9/25/1959 | | A00000411322 | | RE0000360548 | | Renewed in 1987 | | 2054 |
| Humpty Dumpty and Other Mother Goose Rhymes | | 6/25/1952 | | A00000068500 | | RE0000074064 | | Renewed in 1980 | | 2047 |
| Jack and the Beanstalk | | 6/22/1951 | | A0000057184 | | RE000032708 | | Renewed in 1979 | | 2046 |
| Jack and the Beanstalk | | 7/1/1969 | | A91838 | | A91838 | | Autorenewed by U.S. Copyright Office | | 2064 |
| Peter Rabbit | | 12/18/1953 | | A00000118602 | | RE0000104921 | | Renewed in 1981 | | 2048 |
| The Sleeping Beauty | | 12/26/1951 | | A00000062935 | | RE0000032720 | | Renewed in 1979 | | 2046 |
| The Gingerbread Man | | 5/17/1954 | | A00000140649 | | RE0000144143 | | Renewed in 1982 | | 2049 |
| Aesop’s Fables | | 10/9/1952 | | A00000071203 | | RE0000074074 | | Renewed in 1980 | | 2047 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Alphabet Walks | | 1973 | | A531847 | | A531847 | | Autorenewed by U.S. Copyright Office | | 2068 |
| AMOS Learns to Talk: The Story of a Little Duck | | 1/23/1951 | | A00000053228 | | RE0000029514 | | Renewed in 1979 | | 2046 |

| Animal ABC Book | | 1/3/1964 | | A832900 | | A832900 | | Autorenewed by U.S. Copyright Office | | 2059 |
|---|---|---|---|---|---|---|---|---|---|---|
| The Animal Show* | | | | | | | | | | 2060 |
| Baby Sister* | | | | | | | | | | 2059 |
| Bedtime Stories | | 4/18/1955 | | A00000183767 | | RE0000178415 | | Renewed in 1983 | | 2050 |
| Billy Whisker's Twins | | 5/16/1956 | | A00000237678 | | RE0000221500 | | Renewed in 1984 | | 2051 |
| Billy's Treasure | | 7/1/1972 | | A375778 | | A375778 | | Autorenewed by U.S. Copyright Office | | 2067 |
| Bronto the Dinosaur* | | | | | | | | | | 2062 |
| Building a Skyscraper | | 1974 | | A531848 | | A531848 | | Autorenewed by U.S. Copyright Office | | 2068 |
| The Bunny Twins* | | | | | | | | | | 2059 |
| The Busy Ants | | 1974 | | A531846 | | A531846 | | Autorenewed by U.S. Copyright Office | | 2068 |
| The Busy Book | | 5/28/1952 | | A00000067565 | | RE0000074067 | | Renewed in 1980 | | 2047 |

| The Busy Bulldozer | | 6/23/1952 | | A00000068502 | | RE0000074063 | | Renewed in 1980 | | 2047 |
|---|---|---|---|---|---|---|---|---|---|---|
| The Cap That Mother Made | | 2/15/1968 | | A972966 | | A972966 | | Autorenewed by U.S. Copyright Office | | 2062 |
| Chatterduck | | 2/15/1968 | | A972965 | | A972965 | | Autorenewed by U.S. Copyright Office | | 2062 |
| Chester the Little Pony | | 7/13/1951 | | A00000057639 | | RE0000032713 | | Renewed in 1979 | | 2046 |
| The Children That Lived in A Shoe | | 7/13/1951 | | A00000057640 | | RE0000032714 | | Renewed in 1979 | | 2046 |
| Choo-Choo the Little Switch Engine | | 10/14/1954 | | A00000157506 | | RE0000144141 | | Renewed in 1982 | | 2049 |
| Copy-Kitten | | 7/15/1957 | | A00000308367 | | RE0000266774 | | Renewed in 1985 | | 2052 |
| Cowboy Eddie | | 6/20/1950 | | A00000045130 | | RE0000002792 | | Renewed in 1978 | | 2045 |
| Cowboys | | 2/10/1958 | | A324052 | | A324052 | | Autorenewed by U.S. Copyright Office | | 2053 |
| Crosspatch | | 2/18/1964 | | A852071 | | A852071 | | Autorenewed by U.S. Copyright Office | | 2059 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Crybaby Calf | 4/3/1957 | A00000282940 | RE0000266760 | Renewed in 1985 | | 2052 |
| Davy's Little Horse | 6/21/1956 | A00000241843 | RE0000221501 | Renewed in 1984 | | 2051 |
| Early One Morning* | | | | | | 2058 |

| | | | | | | |
|---|---|---|---|---|---|---|
| The Elves and The Shoemaker | 6/12/1959 | A00000394424 | RE0000360541 | Renewed in 1987 | | 2054 |
| The Emperor's New Clothes | 11/1/1968 | A42778 | A42778 | Autorenewed by U.S. Copyright Office | | 2063 |
| Farm Animals | 4/2/1957 | A00000284141 | RE0000266759 | Renewed in 1985 | | 2052 |
| Farm Babies | 6/26/1956 | A00000244728 | RE0000221509 | Renewed in 1984 | | 2051 |
| A Farm For Andy | 7/20/1951 | A00000057638 | RE0000032712 | Renewed in 1979 | | 2046 |
| The Farmer in the Dell | 2/15/1968 | A972964 | A972964 | Autorenewed by U.S. Copyright Office | | 2062 |
| Freddie's Private Cloud | 8/1/1971 | A308771 | A308771 | Autorenewed by U.S. Copyright Office | | 2066 |
| From Tadpoles to Frogs | 1974 | A531844 | A531844 | Autorenewed by U.S. Copyright Office | | 2068 |
| Funland Party | 7/13/1953 | A00000100102 | RE0000104914 | Renewed in 1981 | | 2048 |
| Fussbunny | 11/28/1955 | A00000213103 | RE0000178427 | Renewed in 1983 | | 2050 |
| A Garden is Good | 9/23/1963 | A852073 | A852073 | Autorenewed by U.S. Copyright Office | | 2058 |
| Happy Holidays | 11/30/1953 | A00000116385 | RE0000104920 | Renewed in 1981 | | 2048 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Hey Diddle, Diddle and Other Nonsense Rhymes | 6/21/1956 | A00000241844 | RE0000221502 | Renewed in 1984 | | 2051 |
| Hide-Away Puppy | 12/15/1952 | A00000073781 | RE0000074069 | Renewed in 1980 | | 2047 |
| Homes in the City | 1974 | A531845 | A531845 | Autorenewed by U.S. Copyright Office | | 2068 |
| The Honeybee | 7/1/1972 | A375779 | A375779 | Autorenewed by U.S. Copyright Office | | 2067 |
| Hopaway Joey* | | | | | | 2062 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Jeepers the Little Frog* | | | | | | | | | | 2060 |
| Jo Jo | | 12/29/1964 | | A852072 | | A852072 | | Autorenewed by U.S. Copyright Office | | 2059 |
| Johnny and the Birds | | 6/20/1950 | | A00000045129 | | RE0000002791 | | Renewed in 1978 | | 2045 |
| Johnny the Fireman | | 4/30/1954 | | A00000138020 | | RE0000144147 | | Renewed in 1982 | | 2049 |
| Larry the Canary | | 8/3/1959 | | A00000405159 | | RE0000360606 | | Renewed in 1987 | | 2054 |
| Let's Grow Things* | | | | | | | | | | 2062 |
| The Lion and the Mouse | | 11/1/1968 | | A42777 | | A42777 | | Autorenewed by U.S. Copyright Office | | 2063 |
| Little Cub Scout | | 12/29/1961 | | A851(illegible) | | A851(illegible) | | Autorenewed by U.S. Copyright Office | | 2059 |
| Little Friends: Kittens, Puppies, Bunnies | | 12/26/1951 | | A00000062937 | | RE0000034403 | | Renewed in 1979 | | 2046 |
| Little Lost Kitten: Story of Williamsburg | | 7/2/1956 | | A00000243985 | | RE0000221506 | | Renewed in 1984 | | 2051 |
| The Little Mailman of Bayberry Lane | | 6/6/1952 | | A00000067956 | | RE0000074066 | | Renewed in 1980 | | 2047 |
| Little Majorette | | 6/15/1959 | | A00000399962 | | RE0000360546 | | Renewed in 1987 | | 2054 |
| Little Miss Muffet and Other Nursery Rhymes | | 12/10/1956 | | A00000263179 | | RE0000221528 | | Renewed in 1984 | | 2051 |
| Little Skater | | 12/7/1959 | | A00000421196 | | RE0000360618 | | Renewed in 1987 | | 2054 |
| Look For a Rainbow | | 6/1/1972 | | A375780 | | A375780 | | Autorenewed by U.S. Copyright Office | | 2067 |
| Looking In and Other Poems | | 11/1/1968 | | A42773 | | A42773 | | Autorenewed by U.S. Copyright Office | | 2063 |
| Lucinda the Little Donkey | | 12/15/1952 | | A00000073782 | | RE0000074073 | | Renewed in 1980 | | 2047 |
| Misty the Wonder Pony | | 6/26/1956 | | A00000244729 | | RE0000207325 | | Renewed in 1984 | | 2051 |
| Mommy Cat and Her Kittens | | 7/24/1959 | | A00000441638 | | RE0000360620 | | Renewed in 1987 | | 2054 |
| Mr. Bear's House | | 6/3/1957 | | JP0000005406 | | RE0000260928 | | Renewed in 1985 | | 2052 |

| | | | | | |
|---|---|---|---|---|---|
| Muggins Becomes a Hero | 10/10/1965 | A846896 | A846896 | Autorenewed by U.S. Copyright Office | 2060 |
| Muggins' Big Balloon | 29-Dec | A852142 | A852142 | Autorenewed by U.S. Copyright Office | 2059 |
| Muggins Mouse | 4/21/1964 | A846897 | A846897 | Autorenewed by U.S. Copyright Office | 2059 |
| Muggins Takes Off | 12/29/1964 | A852144 | A852144 | Autorenewed by U.S. Copyright Office | 2059 |
| My Happy Day: A Word Book | 7/24/1951 | A00000057636 | RE0000034402 | Renewed in 1979 | 2046 |
| Nancy Plays Nurse | 8/6/1965 | A846226 | A846226 | Autorenewed by U.S. Copyright Office | 2060 |
| Number 9 the Little Fire Engine | 8/29/1950 | A00000048102 | RE0000001940 | Renewed in 1978 | 2045 |
| The Old Woman and Her Pig | 10/9/1952 | A00000071202 | RE0000074075 | Renewed in 1980 | 2047 |
| Our Animal Friends | 10/15/1956 | A00000259097 | RE0000221525 | Renewed in 1984 | 2051 |
| Our Auto Trip | 6/16/1952 | A00000067957 | RE0000074065 | Renewed in 1980 | 2047 |
| Outdoor Fun | 7/23/1953 | A00000100447 | RE0000104916 | Renewed in 1981 | 2048 |

| | | | | | |
|---|---|---|---|---|---|
| Parakeet Peter | 3/31/1954 | A00000132949 | RE0000144149 | Renewed in 1982 | 2049 |
| Peaky Beaky* | | | | | 2062 |
| People Who Work at Night | 1974 | A531838 | A531838 | Autorenewed by U.S. Copyright Office | 2068 |
| Pets | 3/31/1954 | A00000132948 | RE0000144150 | Renewed in 1982 | 2049 |
| Pillowtime Tales | 10/15/1956 | A00000239098 | RE0000221526 | Renewed in 1984 | 2051 |
| Plump Pig | 7/2/1956 | A00000243987 | RE0000221507 | Renewed in 1984 | 2051 |
| Pocahontas - A Little Indian Girl of Jamestown | 5/10/1957 | A00000285524 | RE0000261330 | Renewed in 1985 | 2052 |
| Pokey Bear | 4/16/1965 | A852070 | A852070 | Autorenewed by U.S. Copyright Office | 2060 |
| The Pony Twins | 2/18/1964 | A852075 | A852075 | Autorenewed by U.S. | 2059 |

| | | | | Copyright Office | |
|---|---|---|---|---|---|
| Popcorn Party | 1/20/1953 | A00000079519 | RE0000082086 | Renewed in 1980 | 2047 |
| Prayers and Graces For A Small Child | 4/18/1955 | A00000183768 | RE0000178416 | Renewed in 1983 | 2050 |
| A Present For the Princess | 5/4/1959 | A00000389607 | RE0000360582 | Renewed in 1987 | 2054 |

| | | | | | |
|---|---|---|---|---|---|
| Princess and the Pea | 12/29/1965 | A854471 | A854471 | Autorenewed by U.S. Copyright Office | 2060 |
| Pudgy the Little Bear | 7/15/1948 | A24131 | A24131 | Autorenewed by U.S. Copyright Office | 2059 |
| Puppies to Love | 8/1/1971 | A308770 | A308770 | Autorenewed by U.S. Copyright Office | 2066 |
| Read Me Some Poems | 11/1/1968 | A42774 | A42774 | Autorenewed by U.S. Copyright Office | 2063 |
| A Rocket For A Cow* | | | | | 2060 |
| Santa's Rocket Sleigh | 5/22/1957 | A00000288597 | RE0000266764 | Renewed in 1985 | 2052 |
| The Seven Wonderful Cats | 8/22/1956 | A00000250650 | RE0000221514 | Renewed in 1984 | 2051 |
| The Smart Little Mouse | 8/29/1950 | A00000048104 | RE0000002800 | Renewed in 1978 | 2045 |
| Sparky the Fire Dog | 12/9/1954 | A00000164876 | RE0000144138 | Renewed in 1982 | 2049 |
| Stories of the Christ Child | 7/23/1953 | A00000100446 | RE0000111702 | Renewed in 1981 | 2048 |
| The Story of David* | | | | | 2060 |
| The Story of Joseph | 8/4/1965 | A852078 | A852078 | Autorenewed by U.S. Copyright Office | 2060 |
| Surprise! | 12/10/1956 | A00000263454 | RE0000221529 | Renewed in 1984 | 2051 |

| | | | | | |
|---|---|---|---|---|---|
| The Teddy Bear Twins | 4/16/1965 | A846219 | A846219 | Autorenewed by U.S. Copyright Office | 2060 |
| Teddy the Terrier | 8/22/1956 | A00000250649 | RE0000221513 | Renewed in 1984 | 2051 |
| The Ten Commandments for Children | 6/26/1956 | A00000244730 | RE0000221511 | Renewed in 1984 | 2051 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Three Little Bunnies | 8/29/1950 | A00000048101 | RE0000002799 | Renewed in 1978 | | 2045 |
| Three Little Puppies | 2/7/1951 | A00000053338 | RE0000029516 | Renewed in 1979 | | 2046 |
| Time For Everything | 6/1/1972 | A375781 | A375781 | Autorenewed by U.S. Copyright Office | | 2065 |
| Timothy Tiger | 8/3/1959 | A00000405160 | RE0000360607 | Renewed in 1987 | | 2054 |
| A Trip in Space | 11/1/1968 | A42776 | A42776 | Autorenewed by U.S. Copyright Office | | 2063 |
| Tubby Turtle | 8/3/1959 | A00000405161 | RE0000360608 | Renewed in 1987 | | 2054 |
| Turtles Turn Up on Tuesday | 6/1/1972 | A375782 | A375782 | Autorenewed by U.S. Copyright Office | | 2065 |
| The Twenty-Third Psalm | 9/28/1964 | A852145 | A852145 | Autorenewed by U.S. Copyright Office | | 2059 |
| Volksy the Little Yellow Car | 1/13/1965 | A840989 | A840989 | Autorenewed by U.S. Copyright Office | | 2060 |

| | | | | | | |
|---|---|---|---|---|---|---|
| When God Imagined A World | 9/28/1964 | A840990 | A840990 | Autorenewed by U.S. Copyright Office | | 2059 |
| Who Wants a Pop Can Park? | 1/1/1972 | A575777 | A575777 | Autorenewed by U.S. Copyright Office | | 2067 |
| Wild Animals | 12/26/1951 | A00000064874 | RE0000032723 | Renewed in 1979 | | 2047 |
| Alexander Kitten | 1/2/1959 | A00000372038 | RE0000360580 | Renewed in 1987 | | 2054 |
| All Around the City | 4/1/1968 | A985030 | A985030 | Autorenewed by U.S. Copyright Office | | 2062 |
| The Animal Fair | 3/23/1964 | A843269 | A843269 | Autorenewed by U.S. Copyright Office | | 2059 |
| Animal Mysteries | 7/1/1971 | A263026 | A263026 | Autorenewed by U.S. Copyright Office | | 2066 |
| The Animals at the Seashore* | | | | | | 2061 |

| | | | | | |
|---|---|---|---|---|---|
| Animals Talk to Me* | | | | | 2061 |
| The Animals Bus Ride | 9/8/1965 | A843267 | A843267 | Autorenewed by U.S. Copyright Office | 2060 |
| The Animals Tea Party | 4/16/1965 | A843266 | A843266 | Autorenewed by U.S. Copyright Office | 2060 |
| The Animals Train Ride | 12/18/1953 | A00000118604 | RE0000104923 | Renewed in 1981 | 2048 |

| | | | | | |
|---|---|---|---|---|---|
| The Baby Animal Zoo | 7/1/1971 | A263025 | A263025 | Autorenewed by U.S. Copyright Office | 2066 |
| Baby's Own Mother Goose | 7/1/1969 | A91834 | A91834 | Autorenewed by U.S. Copyright Office | 2064 |
| Backyard Circus | 2/1/1968 | A968226 | A968226 | Autorenewed by U.S. Copyright Office | 2062 |
| The Bears' Picnic | 5/17/1954 | A00000140647 | RE0000144145 | Renewed in 1982 | 2049 |
| Benjie Engie | 8/21/1950 | A00000047288 | RE0000002794 | Renewed in 1978 | 2045 |
| Beth's Happy Day* | | | | | 2061 |
| The Big Red Apple | 7/1/1969 | A91829 | A91829 | Autorenewed by U.S. Copyright Office | 2063 |
| Bobby's Magic Blanket | 1974 | A531842 | A531842 | Autorenewed by U.S. Copyright Office | 2068 |
| Captain Kitty | 6/16/1951 | A00000057183 | RE0000032707 | Renewed in 1979 | 2046 |
| Davy Deer's New Red Scarf* | | | | | 2061 |
| The Disposal Truck | 7/1/1969 | A91833 | A91833 | Autorenewed by U.S. Copyright Office | 2064 |
| Dolls From Many Lands | 7/1/1975 | A690299 | A690299 | Autorenewed by U.S. Copyright Office | 2070 |

| | | | | | |
|---|---|---|---|---|---|
| The Elves and the Shoemaker* | | | | | 2061 |
| Farm Animals* | | | | | 2061 |
| Farm Pets | 5/17/1954 | A00000140648 | RE0000144144 | Renewed in 1982 | 2049 |

| | | | | | |
|---|---|---|---|---|---|
| Feathered Friends | 7/15/1957 | A00000308365 | RE0000266773 | Renewed in 1985 | 2052 |
| Feeding Time at the Zoo | 7/1/1971 | A263021 | A263021 | Autorenewed by U.S. Copyright Office | 2066 |
| Fire Fighters | 7/1/1971 | A262822 | A262822 | Autorenewed by U.S. Copyright Office | 2066 |
| Fireman Joe | 6/15/1959 | A00000395628 | RE0000360585 | Renewed in 1987 | 2054 |
| Five Beds For Bitsy | 1/15/1951 | A00000053226 | RE0000029512 | Renewed in 1979 | 2046 |
| The Flying Sandbox | 12/29/1952 | A00000097367 | RE0000074072 | Renewed in 1980 | 2047 |
| The Giant's Shoe | 2/1/1968 | A968225 | A968225 | Autorenewed by U.S. Copyright Office | 2062 |
| Hickory Dickory Dock | 3/24/1964 | A843270 | A843270 | Autorenewed by U.S. Copyright Office | 2059 |
| Hide-Away Animals | 7/15/1957 | A00000308364 | RE0000266772 | Renewed in 1985 | 2052 |
| Hoppity Skip | 7/1/1971 | A262824 | A262824 | Autorenewed by U.S. Copyright Office | 2066 |

| | | | | | |
|---|---|---|---|---|---|
| How Chicks are Born | 4/1/1968 | A985029 | A985029 | Autorenewed by U.S. Copyright Office | 2062 |
| How Seeds Travel* | | | | | 2071 |
| Humpty Dumpty and Other Mother Goose Rhymes | 6/25/1952 | A00000068500 | RE0000074064 | Renewed in 1980 | 2047 |
| I Like | 9/1/1965 | A851700 | A851700 | Autorenewed by U.S. Copyright Office | 2060 |
| I Once Knew* | | | | | 2062 |
| Jack and the Beanstalk | 6/22/1951 | A00000057184 | RE0000032708 | Renewed in 1979 | 2046 |
| Jack Sprat | | | | | 2063 |
| Johnny's Secret | | A690288 | A690288 | Autorenewed by U.S. Copyright Office | 2070 |
| Kittens | 7/23/1953 | A00000100443 | RE0000105638 | Renewed in 1981 | 2048 |
| Let's Find Koala Bears | 7/1/1969 | A91832 | A91832 | Autorenewed by U.S. | 2064 |

| | | | | Copyright Office | |
|---|---|---|---|---|---|
| Let's Read About Rocks | 7/1/1969 | A91837 | A91837 | Autorenewed by U.S. Copyright Office | 2064 |
| Little Bird | 5/26/1964 | A851703 | A851703 | Autorenewed by U.S. Copyright Office | 2059 |

| | | | | | |
|---|---|---|---|---|---|
| Little Bo-Peep | 8/11/1966 | A864433 | A864433 | Autorenewed by U.S. Copyright Office | 2061 |
| Little Boy Blue's Horn | 4/26/1965 | A851705 | A851705 | Autorenewed by U.S. Copyright Office | 2060 |
| Little Donkey | 5/26/1964 | A851708 | A851708 | Autorenewed by U.S. Copyright Office | 2059 |
| Little Elephant | 6/15/1959 | A00000395629 | RE0000360605 | Renewed in 1987 | 2054 |
| Little Lamb's Hat | 12/29/1952 | A00000097368 | RE0000074071 | Renewed in 1980 | 2047 |
| The Little Red Boot* | | | | | 2061 |
| Little Toy Train | 9/2/1965 | A851710 | A851710 | Autorenewed by U.S. Copyright Office | 2060 |
| Look! A Parade* | | | | | 2061 |
| The Magician's Counting Book | 1974 | A531837 | A531837 | Autorenewed by U.S. Copyright Office | 2068 |
| Mailman Mike | 1/2/1959 | A00000372039 | RE0000360581 | Renewed in 1987 | 2054 |
| Me Myself and God* | | | | | 2060 |
| A Moth is Born | 4/1/1968 | A985036 | A985036 | Autorenewed by U.S. Copyright Office | 2062 |
| Mr. Flopears | 7/1/1969 | A91840 | A91840 | Autorenewed by U.S. Copyright Office | 2064 |

| | | | | | |
|---|---|---|---|---|---|
| The Mulberry Bush | 7/1/1969 | A91831 | A91831 | Autorenewed by U.S. Copyright Office | 2064 |
| My Birthday Book* | | | | | 2062 |

| | | | | | |
|---|---|---|---|---|---|
| My Cowboy Book | 4/1/1968 | A985032 | A985032 | Autorenewed by U.S. Copyright Office | 2062 |
| My First Picture Book of Christmas Carols* | | | | | 2074 |
| My Indian Book | 7/1/1969 | A91830 | A91830 | Autorenewed by U.S. Copyright Office | 2063 |
| My Magic Telephone | (illegible) | A690292 | A690292 | Autorenewed by U.S. Copyright Office | 2070 |
| My Oak Tree | 1974 | A531839 | A531839 | Autorenewed by U.S. Copyright Office | 2068 |
| Nubbins and the Tractor | 12/26/1951 | A00000062936 | RE0000032721 | Renewed in 1979 | 2046 |
| Peek-A-Boo and Other Games for Toddlers | 5/4/1965 | A851709 | A851709 | Autorenewed by U.S. Copyright Office | 2060 |
| The Pet Parade | 7/1/1969 | A91839 | A91839 | Autorenewed by U.S. Copyright Office | 2064 |
| Peter and His Prayers | 6/30/1966 | A852074 | A852074 | Autorenewed by U.S. Copyright Office | 2061 |

| | | | | | |
|---|---|---|---|---|---|
| A Picnic in the Park | 1974 | A531840 | A531840 | Autorenewed by U.S. Copyright Office | 2068 |
| Pillowtime Tales | 10/15/1956 | A00000259098 | RE0000221526 | Renewed in 1984 | 2051 |
| Raggedy Goat and Other Verses | 4/1/1968 | A985034 | A985034 | Autorenewed by U.S. Copyright Office | 2062 |
| Road Builders* | | | | | 2071 |
| Seashells For Katy and Andy | 1974 | A531841 | A531841 | Autorenewed by U.S. Copyright Office | 2068 |
| The Sleeping Tree Mystery | (illegible) | A690291 | A690291 | Autorenewed by U.S. Copyright Office | 2070 |
| The Sparrows' Nest | 7/1/1969 | A91835 | A91835 | Autorenewed by U.S. | 2064 |

| | | | | Copyright Office | |
|---|---|---|---|---|---|
| The Story of Old King Cole | 7/1/1975 | A4690291 | A4690291 | Autorenewed by U.S. Copyright Office | 2070 |
| Teeny Teeny Tiny Giraffe | (illegible) | A690290 | A690290 | Autorenewed by U.S. Copyright Office | 2070 |
| A Thousand Candy Santas* | | | | | 2072 |
| Tie My Shoe | 4/7/1964 | A833279 | A833279 | Autorenewed by U.S. Copyright Office | 2059 |
| Time for a Rhyme* | | | | | 2061 |

| | | | | | |
|---|---|---|---|---|---|
| Timmy Mouse | 6/22/1951 | A00000057186 | RE0000032710 | Renewed in 1979 | 2046 |
| Tommy's Tooth | 4/1/1968 | A985031 | A985031 | Autorenewed by U.S. Copyright Office | 2062 |
| The Town Mouse and the Country Mouse | 1974 | A531838 | A531838 | Autorenewed by U.S. Copyright Office | 2068 |
| The Treasure Trunk | 4/1/1968 | A985033 | A985033 | Autorenewed by U.S. Copyright Office | 2062 |
| A Walk in the Zoo | 7/1/1971 | A263023 | A263023 | Autorenewed by U.S. Copyright Office | 2066 |
| A Walk with Grandpa | 2/1/1968 | A968227 | A968227 | Autorenewed by U.S. Copyright Office | 2062 |
| What Are Daisies For? | 7/1/1975 | A690295 | A690295 | Autorenewed by U.S. Copyright Office | 2070 |
| What Can I Do? | 4/10/1961 | A495739 | A495739 | Autorenewed by U.S. Copyright Office | 2066 |
| What's in the Bakery Truck | 4/1/1968 | A985035 | A985035 | Autorenewed by U.S. Copyright Office | 2062 |
| Buddy the Little Taxi | 09.17.2021 | TX 9-015-623 | | Active | Life of Author + 70 years |

| | | | | | | |
|---|---|---|---|---|---|---|
| The Pixie Chicks: Sugar Plum Fairy, Tinker Bell, The Tooth Fairy | 09.17.2021 | TX 9-036-413 | | | Active | Life of Author + 70 years |
| The Jungle Book | 09.17.2021 | TX 9-015-608 | | | Active | Life of Author + 70 years |
| Beauty and the Beast | 09.17.2021 | TX 9-015-605 | | | Active | Life of Author + 70 years |
| Snow Queen: A Tale of Ice and Snow | 09.17.2021 | TX 9-015-600 | | | Active | Life of Author + 70 years |
| The Snow Maiden | 09.17.2021 | TX 9-015-594 | | | Active | Life of Author + 70 years |
| Rapunzel | 8/28/2021 | TXu002275811 | | | Active | Life of Author + 70 years |
| The Little Mermaid | 8/22/2021 | Txu002275687 | | | Active | Life of Author + 70 years |
| Snow Queen | 09.17.2021 | TX 9-015-589 | | | Active | Life of Author + 70 years |

**Registered Trademarks**

The company has 150 trademarks in its library, with 120 registered and 30 pending approval from the USPTO.

| Serial Number | | Registration Number | | Word Mark | | Country |
|---|---|---|---|---|---|---|
| BRAND: ONCE UPON A ZOMBIE | | | | | | |
| 86773329 | | 5200789 | | ZOMBIE SNOW QUEEN | | USA |
| 86615107 | | 5125073 | | ZOMBIE PRINCE CHARMING | | USA |
| 86564392 | | 5091935 | | ZOMBIE PINOCCHIO | | USA |
| 86483048 | | 4906077 | | HAUNTINGLY BEAUTIFUL | | USA |
| 86623018 | | 5209891 | | ZOMBIE TINKER BELL | | USA |
| 86382352 | | 4727063 | | ONCE UPON A ZOMBIE | | USA |
| 90802145 | | 6686744 | | ONCE UPON A ZOMBIE | | USA |
| 85978984 | | 4403514 | | ONCE UPON A ZOMBIE | | USA |
| 86256629 | | 4634365 | | ZOMBIE PRINCESS | | USA |

| | | | | | |
|---|---|---|---|---|---|
| 85723001 | | 4956152 | | ZOMBIE ALICE | USA |
| 85706113 | | 4822434 | | ZOMBIE CINDERELLA | USA |
| 85706110 | | 4822433 | | ZOMBIE SNOW WHITE | USA |
| 86533016 | | 5,209,891 | | ZOMBIE TINKER BELL | USA |
| 85706104 | | 4752257 | | ZOMBIE SLEEPING BEAUTY | USA |
| 85723011 | | 4552398 | | ZOMBIE PRINCESS | USA |
| 85723009 | | 4463715 | | ZOMBIE LITTLE MERMAID | USA |
| 85723007 | | 4475860 | | ZOMBIE BELLE | USA |
| 85722997 | | 5027339 | | ZOMBIE RAPUNZEL | USA |
| 88097813 | | 5721397 | | ZOMBIE PETER PAN | USA |
| 97205968 | | | | ZOMBIE WINNIE THE POOH | USA |
| | | 1170172 | | ONCE UPON A ZOMBIE | EUROPE |
| | | 1194946 | | ZOMBIE PRINCESS | EUROPE |
| | | 1194947 | | ONCE UPON A ZOMBIE | RUSSIA |
| | | 1227371 | | ZOMBIE CINDERELLA | EUROPE |
| | | 1227372 | | ZOMBIE SNOW WHITE | EUROPE |
| | | 1194946 | | ZOMBIE PRINCESS | EUROPE |
| | | 1227373 | | ZOMBIE SLEEPING BEAUTY | EUROPE |
| | | 1453966 | | PRINCESAS ZOMBIE WORD MARK | MEXICO |
| | | 1453162 | | ONCE UPON A ZOMBIE WORD | MEXICO |
| | | 1686778 | | ONCE UPON A ZOMBIE | MEXICO |
| | | 1702553 | | ONCE UPON A ZOMBIE & DESIGN | MEXICO |
| 906570620 | | | | ONCE UPON A ZOMBIE WORD | BRAZIL |
| 906570662 | | | | ONCE UPON A ZOMBIE WORD | BRAZIL |
| 905570743 | | | | ONCE UPON A ZOMBIE WORD | BRAZIL |
| 906570522 | | | | ONCE UPON A ZOMBIE | BRAZIL |

| | | | | | |
|---|---|---|---|---|---|
| BRAND: TEENAGE PRINCESS | | | | | |
| | | | | | |
| BRAND: FAIRY TALE HIGH | | | | | |

| | | | |
|---|---|---|---|
| 86564390 | 5,120,074 | TEEN PRINCE CHARMING | USA |
| 86533027 | 4989621 | TEEN CINDERELLA | USA |
| 86533022 | 4989620 | TEEN SNOW WHITE | USA |
| 86564389 | 5,166,959 | TEEN PINOCCHIO | USA |
| 86533005 | 4989619 | TEEN SLEEPING BEAUTY | USA |
| 86532994 | 5115108 | TEEN PETER PAN | USA |
| 87295587 | 5,265,227 | TEEN POCAHONTAS | USA |
| 85846823 | 4745896 | TEEN RAPUNZEL | USA |
| 85691066 | 4268360 | TEEN SNOW | USA |
| 85690747 | 4268359 | TEEN BEAUTY | USA |
| 85690744 | 4298259 | TEEN CINDY | USA |
| 85918615 | 4461610 | TEEN WICKED WITCH | USA |
| 85846819 | 4392310 | TEEN BELLE | USA |
| 85831049 | 4395776 | TEEN ALICE | USA |
| 87353364 | 5290599 | TEENY TOON STUDIO ROYAL PRINCESS | USA |
| 86377060 | 4716036 | TEENAGE PRINCESS | USA |
| 85541877 | 4190802 | TEENAGE PRINCESS | USA |
| 85507516 | 4197676 | TEENAGE PRINCESS | USA |

| | | | |
|---|---|---|---|
| 86078938 | 4633898 | TEENAGE PRINCESS | USA |
| 90831698 | 6693994 | TEEN LITTLE MERMAID | USA |
| 86093668 | 4804650 | FAIRY TALE HIGH | USA |
| 86019783 | 4614901 | FAIRY TALE HIGH | USA |
| 85695916 | 4264759 | FAIRY TALE HIGH | USA |

| | 1662003 | Fairy Tale High | MEXICO |
|---|---|---|---|
| | 1444101 | Fairy Tale High logo | MEXICO |
| | 1702552 | Fairy Tale High Where Magic Happens & design poses | MEXICO |
| | 1444100 | Fairy Tale High Where Magic Happens logo | MEXICO |
| | 223772-01 | Fairy Tale High | PANAMA |
| BRAND: JUNIOR ELF AND TOON STUDIO FAIRY TALE PRINCESS | | | |
| 85824006 | 4410281 | JUNIOR ELF FAIRYTALE PRINCESS | USA |
| 77662670 | 4056676 | JUNIOR ELF FAIRYTALE PRINCESS | USA |
| 87273325 | | FAIRYTALE PRINCESS LOGO | USA |
| 87273335 | | FAIRYTALE PRINCESS MASTHEAD | USA |

| 90642415 | 7183537 | CINDERELLA PICTURE PLAY RECORDS.PR7B THE RECORD GUILD OF AMERICA INC, NEW YORK 18,N.Y. | USA |
|---|---|---|---|
| | 1415522 | Junior Elf Fairy Tale Princess | MEXICO |
| | 1662001 | Junior Elf Fairy Tale Princess | MEXICO |
| | 903786591 | Junior Elf Fairy tale Princess & design | BRAZIL |
| | 202374-01 | Junior Elf Fairytale Princess (& Design) | PANAMA |
| | 903787180 | The Toon Studio Princess Original & design | BRAZIL |
| | 8906978 | Toon Studio Princess Original & logo | CHINA |
| | 1415523 | The Toon Studio Fairy Tale Princess&Design | MEXICO |
| | 1702556 | The Toon Studio Princess Original & design | MEXICO |

| | | | |
|---|---|---|---|
| | 1392992 | The Toon Studio Princess Original &design | MEXICO |
| | | | |
| | 1662004 | Toon Studio Princess Original | MEXICO |
| | | | |
| | 999996 | Toon Studio Fairy Tale Princess | MEXICO |
| | | | |
| | 202376-01 | The Toon Studio Princess Original &design | PANAMA |
| | | | |
| | 226571-01 | The Toon Studio Princess Original &design | PANAMA |
| | | | |
| BRAND: JUNIOR ELF ORIGINAL CARS | | | |

| | | | |
|---|---|---|---|
| | 3801626 | ORIGINAL CARS JUNIOR ELF AUTO CLUB | USA |
| | | | |
| 77505846 | 5,441,070 | BUDDY THE LITTLE TAXI TAXI | USA |
| | | | |
| 87176137 | | JUNIOR ELF ORIGINAL CARS LOGO | USA |
| 97147195 | 903786729 | Original Cars Junior Elf Auto club & design | BRAZIL |
| | | | |
| | 1428408 | Original Cars & design | MEXICO |
| | | | |
| | 1389030 | Original Cars Junior Elf Auto Club & design | MEXICO |
| | | | |
| | 202378-01 | Original Cars Junior Elf Auto Club & design | PANAMA |
| | | | |
| | 226573-01 | Original Cars Junior Elf Auto Club & design | PANAMA |
| | | | |
| BRAND: ZOMBIE CARS | | | |
| | | | |
| 86015984 | 5,161,351 | ZOMBIE CARS | USA |
| | | | |
| 22559196 | | ZOMBIE CARS | CHINA |
| | | | |
| BRAND: THE TOON STUDIO OF BEVERLY HILLS | | | |
| | | | |
| 77351843 | 3471897 | THE TOON STUDIO OF BEVERLY HILLS | USA |

| | | | |
|---|---|---|---|
| 77886261 | 3824399 | THE TOON STUDIO OF BEVERLY HILLS | USA |
| | | | |
| | 903786982 | The Toon Studio of Beverly Hills | BRAZIL |

| | 8906977 | The Toon Studio of Beverly Hills | CHINA |
|---|---|---|---|
| | 1217951 | Toon Studio of Beverly Hills | MEXICO |
| | 202373-01 | The Toon Studio of Beverly Hills | PANAMA |
| BRAND: ORIGINAL FAIRIES | | | |
| 77662074 | 3809067 | ORIGINAL FAIRIES | USA |
| 87425218 | 5,323,851 | ORIGINAL FAIRIES | USA |
| | 903787148 | Original Fairies & design | BRAZIL |
| | 9192243 | Original Fairies & design | CHINA |
| | 21254866 | Original Fairies & design | CHINA |
| | 1419092 | Original Fairies & design | MEXICO |
| | 202372-01 | Original Fairies & design | PANAMA |
| BRAND: LITTLE MERMAID | | | |
| 77645931 | 3838651 | LITTLE MERMAID | USA |
| BRAND: SNOW QUEEN | | | |
| 86886490 | 5,079,718 | THE SNOW QUEEN | USA |
| 86905361 | 5,277,265 | THE SNOW QUEEN | USA |
| 86597473 | 5,097,293 | THE SNOW QUEEN | USA |
| 86496765 | 5064887 | SNOW MAIDEN | USA |
| 86567841 | 5,096,203 | ICE PRINCESS COLLECTION SNOWQUEEN HANS CHRISTIAN ANDERSEN-THE TOON STUDIO | USA |
| 88468688 | 5,971,526 | ICE PRINCESS COLLECTION SNOWQUEEN HANS CHRISTIAN ANDERSEN-THE TOON STUDIO | USA |
| | 909195978 | Snow Queen the Toon Studio | BRAZIL |
| | 909196060 | Snow Queen the Toon Studio | BRAZIL |
| | 1702555 | Snow Queen & Design | MEXICO |
| | 1662002 | The Snow Queen | MEXICO |

| | | | | | | |
|---|---|---|---|---|---|---|
| | | 239691-01 | | Snow Queen the Toon Studio | | PANAMA |
| | | | | | | |
| BRAND: PRESCHOOL PRINCESS | | | | | | |
| | | | | | | |
| 86850977 | | 5,147,893 | | PRE-SCHOOL PRINCESS | | USA |
| | | | | | | |
| BRAND: POP ART PRINCESS | | | | | | |
| | | | | | | |
| 86944569 | | 5,111,319 | | POP ART PRINCESS | | USA |
| | | | | | | |
| | | 1702554 | | Pop Art Princess | | MEXICO |
| BRAND: JUNIOR ELF BOOK | | | | | | |
| | | | | | | |
| 87131288 | | 5,170,391 | | JUNIOR ELF BOOKS | | USA |
| | | | | | | |
| 86247513 | | 4605616 | | JUNIOR ELF BOOK | | USA |
| | | | | | | |
| 87243591 | | 5,228,097 | | JUNIOR ELF | | USA |
| | | | | | | |
| BRAND: ALADDIN | | | | | | |
| | | | | | | |
| 87173838 | | 5,268,008 | | 1001 ARABIAN NIGHTS | | USA |
| | | 21254861 | | The Flying Carpet logo | | CHINA |
| | | | | | | |
| BRAND: PIRATES: CAPTAIN HOOK, LONG JOHN SILVER, BLACKBEARD | | | | | | |
| | | | | | | |
| 87179054 | | 5,498,542 | | FAMOUS PIRATES OF THE WORLD | | USA |
| | | | | | | |
| BRAND: BEAUTY & THE BEAST | | | | | | |
| | | | | | | |
| 87385221 | | 5286334 | | BEAUTY & THE BEAST | | USA |
| | | | | | | |
| BRAND: PETER PAN | | | | | | |
| | | | | | | |
| 87186250 | | 6,396,790 | | THE ADVENTURES OF PAN IN NEVERLAND | | USA |
| | | | | | | |
| BRAND: DAY OF THE DEAD PRINCESS | | | | | | |
| | | | | | | |
| 88684476 | | | | DIA DE MUERTOS SLEEPING BEAUTY DAY OF THE DEAD | | USA |
| | | | | | | |

| | | | |
|---|---|---|---|
| 88684470 | | DIA DE MUERTOS CINDERELLA DAY OF THE DEAD | USA |
| | | | |
| 88684474 | | DIA DE MUERTOS SNOW WHITE DAY OF THE DEAD | USA |

| | | | |
|---|---|---|---|
| 97593728 | | DIA DE MUERTOS PRINCESA | USA |
| | | | |
| BRAND: DINOSAURS OF THE JURASSIC PERIOD | | | |
| | | | |
| | 21254863 | Dinosaurs of the Jurassic Period word mark | CHINA |
| | | | |
| BRAND: CYBER PRINCESS | | | |
| | | | |
| 97247242 | | CYBER SNOW WHITE | USA |
| | | | |
| 97247231 | | CYBER SLEEPING BEAUTY | USA |
| | | | |
| 97247222 | | CYBER CINDERELLA | USA |
| | | | |
| 97248858 | | NEVER NEVER LAND, SECOND REALM TO THE RIGHT | USA |
| 97247252 | | THE ENCHANTED FOREST | USA |
| | | | |
| 97247261 | | OZ, SOMEWHERE OVER THE RAINBOW | USA |
| | | | |
| 97247315 | | WONDERLAND, WE'RE ALL MAD HERE | USA |
| | | | |
| BRAND: ROBOSTARS | | | |
| | | | |
| 98018483 | | ROBO BELLE | USA |

| 98018472 | | | ROBO LITTLE MERMAID | USA |
|---|---|---|---|---|
| 98018465 | | | ROBO SNOW WHITE | USA |
| 98018456 | | | ROBO RAPUNZEL | USA |
| 98018481 | | | ROBO PINOCCHIO | USA |
| 98018476 | | | ROBO SNOW QUEEN | USA |
| 98018467 | | | ROBO CINDERELLA | USA |
| 98018460 | | | ROBO PETER PAN | USA |
| 98018448 | | | ROBO TINKER BELL | USA |
| 98018487 | | | ROBOSTARS | USA |

**Perks**

Time-Based Perks

Investors in this Offering will have the ability to earn bonus shares of the company's Class B Common Stock. The percentage of bonus shares available to an investor will change based on when they invest in the Offering. The below table indicates the available bonuses percentages for the amount of cumulative shares issued:

| Bonus Tier | Time Period | Bonus Shares |
|---|---|---|
| Early Access | November 5 to November 13 | 20% |
| Bonus Tier 1 | November 13 to November 19 | 15% |
| Bonus Tier 2 | November 26 to December 3 | 10% |
| Bonus Tier 3 | December 4 to December 17 | 5% |

**International Investors Time-Based Bonuses**

Investors from outside of the United States who invest in this Offering before December 5th will earn an additional 20% bonus shares. This does not stack with the other time-based bonuses. This perk will apply retroactively to all international investors.

Notes on Bonus Tiers:

a) All time periods begin at the conclusion of the previous period and end at 11:59 pm Pacific Daylight Time (6:59 am Coordinated Universal Time ("UTC")).

b) The Company is not issuing partial shares. Any calculation of bonus shares to be issued, whose product reflects the issuance of a partial share, will be rounded down, to the nearest whole share and issued to the Purchaser at the close of the Offering.

<u>Existing Investor Perks</u>

Individuals who invest in this Offering and were previously investors in Elf Labs can earn the following:

- 15% bonus shares on their investment
- 6 months free of Elf Mobile when they sign up for a 12-month Elf Mobile subscription.

**Volume Based Perks**

Investors in this Offering can also earn bonus shares if they invest above a certain dollar amount. The below table indicates the available bonus percentages:

| Dollar Amount | Bonus Shares |
|---|---|
| $2,500+ | 5% |
| $5,000+ | 10% |
| $10,000+ | 15% |
| $25,000+ | 20% |

Investors who invest between December 4th and December 17th are able to stack their time-based perk with the volume-based perks. The volume-based perks are not stackable with any of the other time-based perks. The Existing Investor Perk is stackable with either the volume or one of the time-based perks. This makes 35% the highest available bonus for an investor, which could be achieved if an existing investor invests $20,000 or more. These bonus shares will be the same Class B Common shares being sold in this offering. The volume-based perks will apply to individual investments, so one investor investing multiple times can earn a volume-based bonus on each of their investments.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

**Non-Equity Perks**

All investors in this offering will be eligible to receive 3 months free of Elf Mobile when they sign up for a 12-month Elf Mobile subscription. This will not stack with the 6 months free of Elf Mobile available for Existing Investors.

**RISK FACTORS**

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

**We are expanding into content creation, a field in which we have limited experience.**

As we look to capitalize on the strength of our characters and develop ourselves as a new brand, we are working to develop content across several media platforms. While we have successfully leveraged our existing copyrights to generate revenue through licensing fees, content creation is a new field for us, and comes with the potential for unforeseen challenges as we work to develop our original series, website, and mobile game applications.

**Our valuation and our offering price have been established internally and are difficult to assess.**

The company has set the price of its Class B Non-voting Common Stock at $2.25 per share, plus a 2.5% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under

Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings, this includes the issuance of shares to our employees of our parent company, see "Related Party Transactions -- Shares to our Parent's Employees" below. You should not invest if you disagree with this valuation. See "Dilution" for more information.

**- The Investor Transaction Fee may not count toward your cost basis for tax purposes.**

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

**We are expanding into the Mobile Virtual Network Operator ("MVNO") market, a field in which we have limited experience.**

As we look to capitalize on the strength of our characters and develop ourselves as a new brand, we are working to provide a family-friendly mobile offering that capitalizes the strength of our IP to attract parents to the product as an appealing option for their child's mobile phone plan. While we have successfully leveraged our existing copyrights to generate revenue through licensing fees, the MVNO industry is a new field for us, and comes with the potential for unforeseen challenges as we work to develop our mobile plan.

**Our products are in development and have not yet been completed.**

Our development of new media featuring our characters is currently in development and has not been completed. There is the risk of unforeseen delays to production slowing down our timeline, which can delay our path to profitability. These same risks exist as we work to develop our website and mobile gaming applications as well.

**We are relying on the existing strength of our IP to attract consumers to our products**

We are reliant on how much our characters resonate with the global audience. While this is a reasonable assumption, shifts in perceptions of these characters, which is a factor outside of the control of the company, could potentially have a negative impact on the strength and attractiveness of our products and our character library to consumers.

**Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.**

Our success will depend in part on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may invest in projects that end up losing money. Even if one or more of our projects are successful, we may lose money in others.

**Entertainment projects can be risky, and often budgets run over.**

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

**Even if a project is successful, it is likely to take a long time for us to realize profits.**

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

**We face competition from a variety of content creators that sell similar products and have better resources than we do.**

The industries in which we operate are competitive, and our results of operations are sensitive to, and may be adversely affected by, competitive pricing, promotional pressures, additional competitor offerings and other factors, many of which are beyond our control. While the company believes that its platform and product are unique, it is not the only option for family friendly entertainment. Additionally, competitors may replicate our business ideas and produce directly competing products. Our primary competition comes from competitors such as The Walt Disney Company, Nickelodeon Studios, and the Cartoon Network. We have sought a competitive advantage by leveraging our classic character IP with innovative technology to create engaging and interactive entertainment experiences across multiple platforms, setting us apart from traditional media companies and potentially attracting a dedicated fan base. While we do not believe that this value proposition is specifically offered by our competitors, our competitors have greater financial resources and more developed marketing channels than we do, which could impact our ability, through our licensees, to secure distribution thereby decreasing our revenues or affecting our profitability and results of operations.

**Inaccurately anticipating changes and trends in popular culture, media and movies, fashion, or technology can negatively affect our sales.**

While trends in the toddler to tween sector change quickly, we respond to trends and developments by modifying, refreshing, extending, and expanding our product offerings on an on-going basis. However, we operate in extremely competitive industries where the ultimate appeal and popularity of content and products targeted to this sector can be difficult to predict. We believe our focus on "content with a purpose" serves an underrepresented area of the children market; however, if the interests of our audience trend away from our current properties toward other offerings based on current media, movies, animated content or characters, and if we fail to accurately anticipate trends in popular culture, movies, media, fashion, or technology, our products may not be accepted by children, parents, or families and our revenues, profitability, and results of operations may be adversely affected.

**The production of our animated content is accomplished through third-party production and animation studios around the world, and any failure of these third parties could negatively impact our business.**

As part of our business model to manage cash flows, we have partnered with a number of third-party production and animation studios around the world for the production of our new content in which these partners fund the production of the content in exchange for a portion of revenues generated in certain territories. We are reliant on our partners to produce and deliver the content on a timely basis meeting the predetermined specifications for that product. The delivery of inferior content could result in additional expenditures by us to correct any problems to ensure marketability. Further, delays in the delivery of the finished content to us could result in our failure to deliver the product to broadcasters to which it has been pre-licensed. While we believe we have mitigated this risk by aligning the economic interests of our partners with ours and managing the production process remotely on a daily basis, any failures or delays from our production partners could negatively affect our profitability.

**We cannot assure you that our original programming content will appeal to our distributors and viewers or that any of our original programming content will not be cancelled or removed from our distributors' platforms.**

Our business depends on the appeal of our content to distributors and viewers, which is difficult to predict. Our business depends in part upon viewer preferences and audience acceptance of our original programming content. These factors are difficult to predict and are subject to influences beyond our control, such as the quality and appeal of competing programming, general economic conditions and the availability of other entertainment activities. We may not be able to anticipate and react effectively to shifts in tastes and interests in markets. A change in viewer preferences could cause our original programming content to decline in popularity, which could jeopardize renewal of agreements with distributors. Low ratings or viewership for programming content produced by us may lead to the cancellation, removal or non-renewal of a program and can negatively affect future license fees for such program. If our original programming content does not gain the level of audience acceptance we expect, or if we are unable to maintain the popularity of our original programming, we may have a diminished negotiating position when dealing with distributors, which could reduce our revenue. We cannot assure you that we will be able to maintain the success of any of our current original programming content or generate sufficient demand and market acceptance for new original programming content in the future. This could materially adversely impact our business, financial condition, operating results, liquidity and prospects.

**Failure to successfully market or advertise our products could have an adverse effect on our business, financial condition and results of operations.**

Our products are marketed worldwide through a diverse spectrum of advertising and promotional programs. Our ability to sell products is dependent in part upon the success of these programs. If we or our licensees do not successfully market our products or if media or other advertising or promotional costs increase, these factors could have an adverse effect on our business, financial condition, and results of operations.

**The failure of others to promote our products may adversely affect our business.**

The availability of retailer programs relating to product placement, co-op advertising and market development funds, and our ability and willingness to pay for such programs, are important with respect to promoting our properties. In addition, although we may have agreements for the advertising and promotion of our products through our licensees, we will not be in direct control of those marketing efforts and those efforts may not be done in a manner that will maximize sales of our products and may have a material adverse effect on our business and operations.

**We may not be able to keep pace with technological advances.**

The entertainment industry in general, and the music and motion picture industries in particular, continue to undergo significant changes, primarily due to technological developments. Because of the rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors could have on potential revenue from, and profitability of, distributing entertainment programming. As it is also impossible to predict the overall effect these factors could have on our ability to compete effectively in a changing market, if we are not able to keep pace with these technological advances, our revenues, profitability and results from operations may be materially adversely affected.

**Failure in our information technology and storage systems could significantly disrupt the operation of our business.**

Our ability to execute our business plan and maintain operations depends on the continued and uninterrupted performance of our information technology ("IT") systems. IT systems are vulnerable to risks and damages from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our and our vendors' servers are potentially vulnerable to physical or electronic break-ins, including cyber-attacks, computer viruses and similar disruptive problems. These events could lead to the unauthorized access, disclosure and use of non-public information. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. If our computer systems are compromised, we could be subject to fines, damages, litigation and enforcement actions, and we could lose trade secrets, the occurrence of which could harm our business. Despite precautionary measures to prevent unanticipated problems that could affect our IT systems, sustained or repeated system failures that interrupt our ability to generate and maintain data could adversely affect our ability to operate our business.

**Our internal computer systems, or those of our collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption and cause our business and reputation to suffer.**

In the ordinary course of business, our internal computer systems and those of our current and any future collaborators and other contractors or consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could adversely affect our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. Any such access, disclosure or other loss of such information could result in legal claims or proceedings and damage our reputation.

**Protecting and defending against intellectual property claims may have a material adverse effect on our business.**

Our ability to compete in the animated content and entertainment industry depends, in part, upon successful protection of our proprietary IP. We protect our property rights to our productions through available copyright and trademark laws and licensing and distribution arrangements with reputable companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited, or no, practical protection in some jurisdictions. It may be possible for unauthorized third parties to copy and distribute our productions or portions of our productions. In addition, although we own most of the music and IP included in our products, there are some titles which the music or other elements are in the public domain and for which it is difficult or even impossible to determine whether anyone has obtained ownership or royalty rights. It is an inherent risk in our industry that people may make such claims with respect to any title already included in our products, whether or not such claims can be substantiated. If litigation is necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the resulting diversion of resources could have an adverse effect on our business, operating results or financial condition.

**Risks Related to the Securities in this Offering**

**There is no current market for any shares of the Company's stock.**

There is no formal marketplace for the resale of any of the Company's Common Stock. Shares of Common Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral. The Company currently has no plans to list any of its shares on any OTC or similar exchange.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the subscription agreement.

**Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.**

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Securityholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

## DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

| Name | Position | Term of Office | Approx. hours per week (if not full time) |
|---|---|---|---|
| Executive Officers: | | | |
| David Phillips | CEO | 2023-Present | Full-time |
| Directors: | | | |
| David Phillips | Director | 2023-Present | 5 |
| Marianne Phillips | Director | 2025-Present | 5 |

**David Phillips**

David Phillips is an accomplished entrepreneur and business leader, with a proven track record of success in multiple industries. He is the CEO of Elf Labs and began serving in that role in January, 2023. Elf Labs (previously Toon Studio) focuses on entertaining and enlightening through immersive entertainment, gaming, and consumer product licensing. Previously, David co-founded Jurny in January 2017, a hospitality tech company pioneering the next generation of tech-first, on-demand accommodations, scaling the company all over the US and Internationally, before leaving the day-to-day operations to take over Elf Labs.

**Marianne Phillips**

Marianne Phillips has been with Elf Labs since its inception in 2006. During that time, she has overseen day-to-day operations, managed the company's administrative functions, and handled all accounting responsibilities. Her previous experience involved executing similar responsibilities for another privately owned company, which she began working with in 1994.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

The following table describes our capital structure as of October 2025:

| Class of Equity | Authorized Limit* | Issued and Outstanding | Committed, Not-issued | Available |
|---|---|---|---|---|
| Class A Voting Common Stock | 60,000,000 | 49,718,120 | 0 | 10,281,880 |
| Class B Non-Voting Common Stock | 10,000,000 | 2,370,681 | 0 | 7,629,319 |

### SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following information on the security ownership of management and others is as of December 1, 2024:

| Class of Equity | Name of beneficial owner | Amount and nature of beneficial ownership | Percent of class |
|---|---|---|---|
| Class A Voting Common Stock | Marianne Phillips | 35,125,000 | 67.25% |

### USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

| | If Target Offering Amount Sold | | If Max Offering Amount Sold | |
|---|---|---|---|---|
| **Total Raise** | $ 10,000.00 | % | $ 2,264,909.50 | % |
| **Offering Expenses** | | | | |
| Commissions & Variable Expenses, Net of Transaction Fees | $ 850.00 | 8.5% | $ 192,517.31 | 8.5% |
| Fixed Costs | $ 5,000.00 | | $ 5,000.00 | |
| **Net Proceeds** | $ 4,150.00 | | $ 2,067,392.19 | |
| **Use of Proceeds** | Amount | | Amount | |
| Production Costs | $ 4,150.00 | 100% | $ 826,956.88 | 40% |
| Payroll | $ 0 | 0% | $ 620,217.66 | 30% |
| Marketing Costs | $ 0 | 0% | $ 516,848.05 | 25% |
| General & Administrative | $ 0 | 0% | $ 103,369.61 | 5% |
| **Total Use of Proceeds** | $ 4,150.00 | | $ 2,067,392.19 | |

General and Administrative expenses are the day-to-day operational expenses for the business excluding payroll. These can include but are not limited to rent, office supplies, office furnishings and equipment, professional services, legal fees, or regulatory fees.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

**FINANCIAL DISCUSSION**

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by SetApartFS (FY2024 and FY2023). The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Memorandum.

*Operating Results*

For the fiscal year ended December 31, 2024, the Company had revenues of $264,751 compared to the year ended December 31, 2023, when the Company had revenues of $386,206. This decrease in revenue was related to licensing revenue the Company received from a single source in 2023 that it did not receive in 2024.

However, the Company recognized costs of net revenue of $44,529 in 2024, compared to $382,464 in 2023. This resulted in a 5700% increase in gross profit from 2023 to 2024.

In 2024, the Company recognized $1,941,493 in operating expenses, as compared to $854,757 in operating expenses for 2023. The largest driver for the increase in operating expenses was related to $940,904 spent on sales and marketing in 2024, versus $2,247 in 2023.

*Liquidity and Capital Resources*

As of December 31, 2023, the Company had cash on hand of $846,579 and as of December 31, 2024, the Company had cash on hand of $736,272.

This change is due to an increase in cash as the result of additional financing the Company received in 2024.

In October 2024, the Company closed a Regulation CF fundraise, resulting in $1,860,670.15 in gross proceeds, issuing 973,171 shares of Class B Common Stock. Additionally, in 2024, the Company raised $25,000 in additional capital pursuant to rule 506c of Regulation D.

In February 2025, the Company closed a second Regulation CF fundraise, resulting in $1,510,931.00 in gross proceeds and issuing 798,515 shares of Class B Common Stock.

In June 2025, the Company closed a third Regulation CF fundraise, resulting in $1,224,184.43 in gross proceeds and issuing 581,495 shares of Class B Common Stock.

As of October, 2025, the Company had cash on hand of $522,488.00

With a current burn rate of approximately $80,000 per month, the company can currently operate for approximately 6-7 more months without additional financing, assuming no change in the Company's revenue.

The Company currently has no other sources of capital beyond revenue from operations and planned equity financing rounds.

*Plan of Operations and Milestones*

The Company is currently working to develop its own original content featuring their copyrighted characters. They plan to make this content available directly to consumers online, while also exploring potential licensing deals with existing streaming platforms. The Company has previously licensed their characters for merchandising efforts and saw that their characters were extremely popular, providing confidence that their story and characters will resonate with audiences.

After establishing an initial go to market strategy and developing an audience, the Company plans to expand their efforts both into new mediums and into new characters. This will entail following the initial success of their original animated show with more shows utilizing different characters in the Company's portfolio, and also producing new content for immersive web experiences, mobile gaming, and exploring new merchandising opportunities.

As part of our strategy of growth, we anticipate future rounds of fundraising. These funds will be needed to help market the initial iterations of our product so that they can find an audience and establish our brand. We will also need additional funds to help develop more content and continue growing the company and scaling our operations.

**RECENT OFFERINGS OF SECURITIES**

| Date | Offering Type | Class of Stock | Shares Outstanding | Capital Invested | Use of Proceeds |
|---|---|---|---|---|---|
| 6/27/23 | Regulation D 506b | Class B Non Voting Common Stock | TBD | $602,000.00 | Operations, marketing, and business development |
| 10/30/24 | Regulation CF #1 on DealMaker | Class B Non Voting Common Stock | 973,171 | $1,860,670.15 | Operations, marketing, and business development |
| 12/20/24 | Regulation D 506c | Class B Non Voting Common Stock | 17,500 | $25,000.00 | Operations, marketing, and business development |
| 5/8/2025 | Regulation CF #2 on DealMaker | Class B Non Voting Common Stock | 798,515 | $1,510,904.35 | Operations, marketing, and business development |
| 8/27/2025 | Regulation CF #3 on DealMaker | Class B Non Voting Common Stock | 581,495 | $1,224,184.43 | Operations, marketing, and business development |

**INDEBTEDNESS**

As of December 31, 2024, the company holds $511,163 of debt in the form of short-term loans and credit cards, $4,915 of which are loans payable to related parties. For more details on related party transactions, please refer to Note 2 of the Company's audited financial statements.

The Company holds no long-term debt.

**Related Party Transactions**

During the years ended December 31, 2024, and 2023, the Company engaged in transactions with related parties as follows:

The Company paid consulting fees of $230,700 and $261,500 to 52 Media for the years ended December 31, 2024, and 2023, respectively, for services rendered by William Phillips in his role as the Company's Chairman and Head of Creative.

The Company paid consulting fees of $253,000 and $232,500 to The DC Group for the years ended December 31, 2024, and 2023, respectively, for services rendered by David Phillips in his role as the Company's CEO.

As of December 31, 2024, and 2023, the Company had related party loans of $4,915 and $4,915, respectively. As of December 31, 2024, and 2023, the Company had related party receivables of $165,589 and $100,898, respectively. All loans are unsecured, non-interest bearing and due on demand.

As of December 31, 2024, and 2023, the Company had Accounts payable, related party of $383,780 and $388,280, respectively.

As of December 31, 2024, and 2023, the Company had Prepaid expense, related party of $38,000 and $0, respectively.

## SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

*The following descriptions summarize important terms of our capital stock. This summary reflects the company's Certificate of Incorporation, as amended, and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.*

**General**

| | |
|---|---|
| **Class of Security** | Class A Common Stock |
| **Securities Authorized** | 60,000,000 |
| **Securities Outstanding** | 49,718,120 |
| **Voting Rights** | The holders of the Class A Common Stock shall have exclusive voting rights on all matters requiring the vote of shareholders. |
| **Class of Security** | Class B Common Stock |
| **Securities Authorized** | 10,000,000 |
| **Securities Outstanding** | 2,370,681 |
| **Voting Rights** | Holders of Class B Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as required by Delaware Law. |

**What it Means to be a Minority Holder**

As an investor in Class B Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

**Transferability of securities**

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**Transfer Agent**

The company has selected DealMaker Transfer Agent LLC an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's securities.

**DILUTION**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2021 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2022 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Valuation**

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**How we determined the offering price**

The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

**REGULATORY INFORMATION**

**Disqualification**

Neither the Company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Neither the Company nor any of its officers or managing members, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Annual reports**

The Company plans to file its Form C-AR report with the SEC. These annual reports along with future reports will be posted on the Company's website: www.elflabs.com

**Compliance failure**

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

**INVESTING PROCESS**

**Information Regarding Length of Time of Offering**

*Investment Confirmation Process:* In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

*Investment Cancellations*: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive their securities from the issuer in exchange for their investment.

*Notifications*: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

*Material Changes*: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

*Rolling and Early Closings*: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount, and 21 days from the offering's initiation has passed. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

**Updates**

Information regarding updates to the offering and to subscribe can be found here, www.elflabs.com. Updates regarding the Issuer's progress towards meeting the Target Amount of this Offering will be filed with the SEC on Form C-U.